Exhibit 99.1

St. John’s, NL — September 27, 2016

FORTIS INC. ANNOUNCES FOURTH QUARTER DIVIDENDS

COMMON SHARE DIVIDEND HIGHLIGHTS

•                  Fourth quarter 2016 dividend increased to $0.40 per share from $0.375 per share

•                  6.7% increase in quarterly dividend equivalent to annualized dividend of $1.60

•                  Average annual dividend per common share growth through 2021 targeted at 6%

•                  Marks 43 consecutive years of annual common share dividend payment increases

The Board of Directors (the “Board”) of Fortis Inc. (the “Corporation”) (TSX:FTS) today declared a common share dividend of $0.40 per share on the issued and outstanding fully paid Common Shares of the Corporation, payable on December 1, 2016 to the Common Shareholders of Record at the close of business on November 18, 2016.  The 6.7% increase in the quarterly common share dividend extends the Corporation’s record of annual common share dividend payment increases to 43 consecutive years, the longest record of any public company in Canada.

The Corporation is targeting average annual dividend per common share growth of approximately 6% through 2021, based on an annualized dividend of $1.60.

“The continuation of our 6% dividend growth guidance takes into account many factors, including the successful close and integration of the ITC transaction, the expectation of reasonable outcomes for regulatory proceedings at our utilities, and the successful execution of the Corporation’s five-year capital plan of over $9.0 billion, excluding ITC Holdings Corp.,” says Barry Perry, President and Chief Executive Officer, Fortis Inc. “We also remain optimistic about securing additional growth opportunities in our franchise areas.”

The Board also announced the following dividends on the Corporation’s First Preference Shares:

1.              $0.3063 per share on the First Preference Shares, Series “F” of the Corporation, payable on December 1, 2016 to the Shareholders of Record at the close of business on November 18, 2016;

2.              $0.2427 per share on the First Preference Shares, Series “G” of the Corporation, payable on December 1, 2016 to the Shareholders of Record at the close of business on November 18, 2016;

3.              $0.15625 per share on the First Preference Shares, Series “H” of the Corporation, payable on December 1, 2016 to the Shareholders of Record at the close of business on November 18, 2016;

4.              $0.122125 per share on the First Preference Shares, Series “I” of the Corporation, payable on December 1, 2016 to the Shareholders of Record at the close of business on November 18, 2016;

5.              $0.2969 per share on the First Preference Shares, Series “J” of the Corporation, payable on December 1, 2016 to the Shareholders of Record at the close of business on November 18, 2016;

6.              $0.2500 per share on the First Preference Shares, Series “K” of the Corporation, payable on December 1, 2016 to the Shareholders of Record at the close of business on November 18, 2016;  and

7.              $0.25625 per share on the First Preference Shares, Series “M” of the Corporation, payable on December 1, 2016 to the Shareholders of Record at the close of business on November 18, 2016.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

About Fortis

Fortis is a leader in the North American electric and gas utility business, with total assets of approximately $29 billion and fiscal 2015 revenue of $6.7 billion. The Corporation’s asset mix is approximately 94% regulated (69% electric, 25% gas), with the remaining 6% comprised of non-regulated energy infrastructure. The Corporation’s regulated utilities serve more than 3 million customers across Canada, the United States and the Caribbean.

Fortis shares are listed on the TSX and trade under the symbol FTS.  Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Fortis includes forward-looking statements in this media release within the meaning of applicable securities laws including the Private Securities Litigation Reform Act of 1995. Forward-looking statements included in this media release reflect expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “target”, “will”, “would” and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking statements, which  include, without limitation: statements related to the annualized common share dividend; targeted average annual dividend growth through 2021; the expected closing of the acquisition of ITC and the subsequent integration of ITC; the expected timing, receipt and outcome of regulatory decisions; and the Corporation’s forecast total capital spending for the five-year period 2016 through 2020.

Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking statements. Such risk factors or assumptions include, but are not limited to, the successful close and integration of ITC; reasonable decisions by utility regulators; the implementation of the Corporation’s five-year capital plan; no material capital project and financing cost overrun related to any of the Corporation’s capital projects; the realization of additional opportunities including natural gas-related infrastructure and generation; fluctuating foreign exchange; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. Fortis disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

END

For further information contact:

Investor Enquiries:

Ms. Janet Craig

Vice President, Investor Relations

Fortis Inc.

709.737.2863

Media Enquiries:

Ms. Karen McCarthy

Director, Communications and Corporate Affairs

Fortis Inc.

709.737.5323